Securities Compliance Group, Ltd.

800 W. Fifth Ave, Suite 201a

Naperville, IL 60563

(888) 978-9901

Via EDGAR

Mr. Kevin Woody

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

Re:

Realco International, Inc.

Amendment No. 3 to Form S-1

Filed June 24, 2014

File No. 333-194811

Dear Mr. Woody,

The following correspondence is sent on behalf of Realco International, Inc. in response to your letter dated June 12, 2014.

1.

We note that you do not appear to have revised your disclosure in response to comment 2  of our letter dated May 20, 2014. We therefore reissue our prior comment. We note your response to comment 2 of our letter dated April 22, 2014 in which you have revised to advise dealers of their prospectus delivery obligation on the front cover page of the prospectus. Please refer to Item 502(b) of Regulation S-K and relocate to the outside back cover page.

Response

The outside back cover page of the prospectus has been amended to include:

“Up to a Maximum of 2,000,000 Common Shares

at $0.20 per Common Share

Prospectus

Realco International Inc.

June 23, 2014

YOU SHOULD ONLY RELY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS.  WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, COMMON SHARES ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED.

Until ____________, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.  This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions”

2. We note your response to comment 3 and that you have disclosed your accounting policies for organization costs. Please also disclose in an amended filing, your accounting policy for offering costs. Finally, disclose within the notes to your financial statements the total amount of organization and offering costs incurred as of the most recent balance sheet date.

Response

The Issuer notes that the financial statements have been amended to include the accounting policy. Moreover, Item 13 of the prospectus has been amended to also include such verbiage. To wit;

“The organization cost were all expensed in the period presented. Prior to the Company bank account being opened the officer advanced our legal firm $3,500 for the registration work plus $289 in filing fees and an additional $1,000 to open our bank account. Additionally $300.00 was deducted from the loan account for the initial issuance of common stock leaving the $4,489 presented on our balance sheet. The Company also accrued $3,000 for accounting cost associated with this filing.”

Prospectus Cover Page, page 3

3.

We direct your attention to the top of page 3 and we reissue comment 4 of our letter dated May 20, 2014. We note your disclosure that the prospectus is subject to completion dated March 25, 2014. Please revise to update.

Response

The prospectus has been updated through to reflect the most recent date of execution.

Directors, Executive Officers, Promoters, and Control Persons, page 24

4.

For your director, please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Friedman should serve as a director. Please refer to Item 401(e) of Regulation S-K.

Response

The Issuer notes that Mr. Friedman serves as a director of the Issuer because of his specific experience in developing and marketing real estate properties in real estate. As such, the prospectus has been amended to read:

“Steven Allen Friedman, President, Chief Executive Officer, Chief Financial Office and Director

Mr Friedman began his real estate career in 2008 by acting as a consultant through his own entity, Friedman Realty Corp. In such capacity, Mr. Friedman advised and consulted real estate developers in Israel on a wide range of operational matters, including project management and client development. Specifically, Mr. Friedman was engaged by Sapphire Capital Ventures, 557 Central Avenue, Suite 4a, Cedarhurst, New York. provided construction management and oversight services on such small scale residential projects as Givat Zeev Hachadashah and Agan Ayalot, both in Israel. In doing so, Mr. Friedman acquired substantial experience in the planning, developing and marketing of residential real estate, particularly in Israel. Mr. Friedman continued in such capacity until 2011.

Beginning in 2011, Mr. Friedman began working for New Vision Real Estate in Isreal. In this position, Mr. Friedman was charged with managing the development of 146 homes and 245 apartments in the city of Givat Zeev in Isreal. In this role, Mr. Friedman was also responsible for marketing and selling the properties as they were completed. Mr Friedman was also responsible for property management duties with regards to the completed properties. In doing, Mr. Friedman further developed his acumen for the Israel real estate markets.

Mr.Friedman earned a bachelor of degree in Jewish philosophy in Israel  from Heichal Hatorah Bitziyon in 2008.”

Part II. Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution, page 48

5.

Your response to comment 20 of the Staff’s April 22, 2014 comment letter indicated that there is not a third party who has paid expenses associated with the offering. As such,  please delete the phrase “* paid by a third party.”

Response

The Issuer notes that deletion was made.

I am available to discuss the above at your convenience. Thank you for your time and consideration.

Yours very truly,

/s/ Adam S. Tracy

Adam S. Tracy

1